NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Amazon.com, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text from slide presentation at a May 6, 2021, webinar hosted by The Interfaith Center on Corporate Responsibility.

Item #9: Shareholder Proposal Requesting a Diversity and Equity Audit Report

New York State Comptroller Thomas P. DiNapoli

Resolved:

Shareholders of Amazon.com request that the Board of Directors commission a racial equity audit analyzing Amazon’s impacts on civil rights, equity, diversity and inclusion, and the impacts of those issues on Amazon’s business. The audit may, in the board’s discretion, be conducted by an independent third party with input from civil rights organizations, employees, communities in which Amazon operates and other stakeholders. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on Amazon’s website.

Arguments in favor of proposal:

•	While Amazon has made commitments related to addressing racial equity, it fails to address the issues related to how it’s implementing its strategy, assessing effectiveness, ensuring sufficient oversight mechanisms, and how it plans to report to shareholder and stakeholders.

•	Amazon faces numerous controversies, some significant, that pose various risks and raise questions related to the company’s overall strategy and the company’s alignment with its public statements.

•	Amazon’s current efforts are not adequate and require an independent audit. Internal, self-reviews have the potential to reinforce current structural impediments, and unconscious or implicit biases. Amazon states it’s conducting a “Human Rights Saliency Assessment,” however, it should already be clear that the issues discussed in the proposal are highly salient. And most fundamentally, such an assessment would not comprehensively address all the issues that would be covered by the audit.

Link to exempt solicitation:

https://www.sec.gov/Archives/edgar/data/0001018724/000121465921004165/r413211px14a6g.htm